May 22, 2026

Jeffrey Walker
Chief Executive Officer
Alliance Entertainment Holding Corporation
8201 Peters Road, Suite 1000
Plantation, FL 33324

        Re: Alliance Entertainment Holding Corporation
            Registration Statement on Form S-3
            Filed May 15, 2026
            File No. 333-295949
Dear Jeffrey Walker:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Peter M. Melampy